Exhibit 99.1

China GrenTech Announces Completion of Merger

SHENZHEN, CHINA – April 17, 2012 – China GrenTech Corporation Limited (NASDAQ: GRRF, “GrenTech,” or the “Company”), a leading China-based provider of radio frequency and wireless coverage products and services, announced today the completion of the merger contemplated by the previously announced amended and restated agreement and plan of merger dated January 20, 2012, among Talenthome Management Limited (“Parent”), a British Virgin Islands exempted company, Xing Sheng Corporation Limited (“Merger Sub”), a Cayman Islands exempted company wholly-owned by Parent, and the Company (the “Merger Agreement”). Parent is jointly and indirectly owned by Mr. Yingjie Gao, the Company’s Chairman and Chief Executive Officer, Ms. Rong Yu, the Company’s Director and Chief Financial Officer, and Ms. Yin Huang, a founder of the Company. The merger is a going private transaction with Mr. Yingjie Gao, Ms. Rong Yu and Ms. Yin Huang. As a result of the merger, the Company became a wholly owned subsidiary of Parent.

Under the terms of the Merger Agreement, which was approved by the Company’s shareholders at an extraordinary general meeting of shareholders held on April 16, 2012, each ordinary share of the Company (“Share”) issued and outstanding immediately prior to the effective time of the merger, other than (i) the Shares and American depositary shares (“ADSs”) beneficially owned by the Buyer Group (as defined in the Company’s proxy statement dated March 15, 2012), (ii) the Shares held by the ADS depositary which are not represented by ADSs and (iii) the Shares beneficially owned by shareholders who have validly exercised and have not effectively withdrawn or lost their appraisal rights pursuant to Section 238 of the Cayman Islands Companies Law Cap.22 (Law 3 of 1961, as consolidated and revised) (the “Dissenting Shares”), has been cancelled in exchange for the right to receive US$0.126 per Share and each ADS, each representing 25 Shares, represents the right to receive US$3.15 per ADS (less US$0.05 per ADS cancellation fees), in each case, in cash without interest and net of any applicable withholding taxes.

Registered holders of Shares and ADSs represented by share or ADS certificates, other than the Dissenting Shares, will receive a letter of transmittal and instructions on how to surrender their certificates in exchange for the merger consideration and should wait to receive the letter of transmittal before surrendering their certificates. Payment will be made to surrendering registered ADS holders and holders of ADSs in un-certificated form as soon as practicable after Citibank, N.A., the Company’s depositary, receives the merger consideration. For any questions relating to the surrender and payment procedures, holders of Shares may contact the Company at +86 755 2650 3007 and holders of ADSs may contact Citibank, N.A. toll free at +1 877 248 4237.

The Company also announced today that it requested that trading of its ADSs on the NASDAQ Global Select Market (“NASDAQ”) be suspended. The Company requested NASDAQ to file a Form 25 with the Securities and Exchange Commission (the “SEC”) notifying the SEC of the delisting of the ADSs on NASDAQ and the deregistration of the Company’s registered securities. The Company intends to terminate its reporting obligations under the Securities Exchange Act of 1934, as amended, by promptly filing a Form 15 with the SEC. The Company’s obligations to file or furnish with the SEC certain reports and forms, including Form 20-F and Form 6-K, will be suspended immediately as of the filing date of the Form 15 and will cease once the deregistration becomes effective.

About China GrenTech

GrenTech is a leading developer of radio frequency (“RF”) technology in China and a leading provider of wireless coverage products and services in China. The Company uses RF technology to design and manufacture wireless coverage products, which enables telecommunications operators to expand the reach of their wireless communication networks to indoor and outdoor areas such as buildings, highways, subways, tunnels and remote regions. China GrenTech’s wireless coverage services include design, installation and project warranty services. The Company also tailors the design and configuration of its wireless coverage products to the specific requirements of its customers.

Based on its in-house RF technology platform, the Company also develops and produces base station RF parts and components sold to base station manufacturers. GrenTech is a qualified supplier of RF parts and components to major global and domestic base station manufacturers. For more information, please visit www.GrenTech.com.cn.

Company Contact:

Xin Lian, Senior Manager

China GrenTech Corp. Ltd.

Tel: +86 755 2650 3007

E-mail: investor@powercn.com